Contact

www.linkedin.com/in/james-navin-42a904 (LinkedIn)

Top Skills

Human Resources (HR)
Auditing
Budgeting

James Navin

Startup CFO
United States

Summary

James is a senior Finance executive who "gets it" by having personally faced and overcome sales and operational challenges in a variety of roles throughout his career. Not merely a career accountant, he has served and demonstrated success in technology Product Management, Corporate Development, Business Development as well as Finance roles. This makes him uniquely suited to serve as strong and supportive Financial business partner to functional/departmental heads, and particularly in early to mid-stage startup environments where collaboration and culture fit are critical to the achievement of product market fit and establishment and growth of revenue channels.

Experience: CFO, Finance, Corporate Development, Strategy, Business Development, Business Operations, Sales Operations, Product Management, Customer Success.

Skills: Accounting, Treasury, Business Planning/Budgeting, Forecasting, Business Intelligence, Sales Operations, Sales Compensation, Venture Capital Fundraising, Venture Debt Raising, M&A, Board Relations, Investor Relations, 409a, Audit, Real Estate, Human Resources

Environments: Hyper-growth, growth, contraction, turnaround, M&A in all of: Digital Media, AdTech, SaaS Software, Internet Infrastructure, Telecom, Energy

Experience

Bow Wow Labs, Inc.
CFO
November 2022 - Present (3 months)
San Francisco Bay Area

Quantum Ai
CFO
January 2021 - July 2022 (1 year 7 months)
San Francisco Bay Area

Quantum Ai is a technology-driven used autos marketplace and "the world's easiest place to sell your used car."

NinthDecimal
CFO
August 2018 - January 2021 (2 years 6 months)
San Francisco Bay Area

Head of Finance at the leading user location-based marketing data and services provider. Responsible for business planning, budgeting, accounting, financial reporting, capital raising and allocation, and investor and bank relations.

Sharethrough
VP, Finance & Operations
April 2012 - June 2018 (6 years 3 months)
San Francisco Bay Area

Early senior operator (employee #50) at an organization that grew to 180 and grew annual revenues by 7x over tenure. Managed and performed multiple financial and operational functions, including: Finance, FP&A, CorpDev, Sales Ops, Business Intelligence, Commercial Legal, Customer Success, Board and Investor Relations.

Federated Media Publishing, Inc.
4 years 7 months

SVP, Operations
July 2011 - February 2012 (8 months)

Managed Sales Ops and commercial legal functions for global digital media enterprise with $100MM in annual revenues.

VP, Corporate and Business Development
December 2009 - November 2011 (2 years)

Managed BD team focused on digital publisher recruitment and monetization and other strategic partnerships. Led acquisition of TextDigger, a semantic and linguistic technology company.

VP, Product Management
August 2007 - December 2009 (2 years 5 months)

Employee #31 at org that would grow to >200. Defined Managed Service offerings for digital media business that would grow to $100MM in annual revenues. Established FP&A function and otherwise provided early senior leadership for a young and growing organization.

Yipes Enterprise Services
Senior Director, Product Management
May 2005 - August 2007 (2 years 4 months)

Led Product Management and Marketing function for telecom services company acquired by Reliance Globalcom for $300MM.

Habeas, Inc.
Director
2004 - May 2005 (1 year)

Cable & Wireless
Director, Product Management
2002 - 2004 (2 years)

Education

University of Michigan
B.A., Economics, Accounting

University of Arizona
M.S., Economics, Statistics, Finance